EXHIBIT 99.1

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in our public filings, press releases and other documents and materials as well as certain statements in written or oral statements made by us or on our behalf are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. The terms "expect," "anticipate," "intend," "project," "may," "will," "believes," "plans," "estimates," and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this report. The statements are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions in the markets served by us, increasing competition, fluctuations in raw materials and energy prices, and other unanticipated events and conditions. It is not possible to foresee or identify all such factors. We make no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

Our indebtedness could restrict our operations, make us more vulnerable to adverse economic conditions and make it more difficult for us to make payments on our 11% Senior Subordinated notes due 2011 (the "Notes"), and our other indebtedness.

We now have and will continue to have a significant amount of indebtedness. As of December 31, 2001, our total debt was $900.7 million. In addition, under our new credit facilities, we have an available borrowing capacity of an additional $120.9 million at December 31, 2001.

Our current and future indebtedness could have important consequences to you. For example, it could:

     o impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate or other purposes;

     o limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our indebtedness;

     o put us at a competitive disadvantage to competitors that have less debt;

     o hinder our ability to adjust rapidly to changing industry conditions;

     o increase our vulnerability in the event of adverse business developments or a general economic downturn;

     o make it more difficult for us to satisfy our obligations with respect to the Notes and our other indebtedness;

     o increase our vulnerability to interest rate increases to the extent our variable-rate debt is not effectively hedged; and

     o limit our ability to make investments or take other actions or borrow additional funds.

Our ability to repay or refinance our indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to financial, business and other factors, many of which are beyond our control. These factors could include operating difficulties, increased operating costs or raw material or product prices, the response of competitors, regulatory developments and delays in implementing strategic projects. Our ability to meet our debt service and other obligations may depend in significant part on the extent to which we can successfully implement our business strategy. We may not be able to implement our business strategy or the anticipated results of our strategy may not be realized.

We may incur more indebtedness which could exacerbate the risks described above.

We may be able to incur additional indebtedness in the future. Under our credit facilities, we have additional borrowing capacity of up to $120.9 million. Additionally, the terms of the indenture relating to our 11% senior subordinated Notes do not prohibit us or our subsidiaries from incurring indebtedness, although the indenture does contain limitations on additional indebtedness. If new indebtedness is added to our current levels of indebtedness, the risk described above could increase.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, including payments on the Notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations on the Notes.

The operating and financial restrictions imposed by our debt agreements, including our new credit facilities and the indenture relating to the Notes, will limit our ability to finance operations and capital needs or to engage in other business activities.

Our debt agreements contain covenants that restrict our ability to:

     o    incur additional indebtedness (including guarantees);

     o    incur liens;

     o    dispose of assets;

     o    make certain acquisitions;

     o    pay dividends and make other restricted payments;

     o    issue stock;

     o    enter into sale and leaseback transactions;

     o    make loans and investments;

     o    enter into new lines of business;

     o    make accounting changes;

     o    enter into some operating leases; and

     o    engage in some transactions with affiliates.

In addition, our credit facilities require us to comply with specified financial covenants including maintenance of net worth, limitations on capital expenditures, minimum interest coverage ratios, maximum leverage ratios and a minimum EBITDA, as defined in the credit agreement.

Our ability to meet these covenants and requirements in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our breach or failure to comply with any of these covenants could result in a default under our credit facilities or our indenture. If we default under our new credit facilities, the lenders could cease to make further extensions of credit, cause all of our outstanding debt obligations under these credit facilities to become due and payable, require us to apply all of our available cash to repay the indebtedness under these credit facilities, prevent us from making debt service payments on any other indebtedness we owe and/or proceed against the collateral granted to them to secure repayment of those amounts. If a default under the indenture occurs, the holders of the Notes could elect to declare the Notes immediately due and payable. If the indebtedness under our new credit facilities or the Notes is accelerated, we may not have sufficient assets to repay amounts due under these existing debt agreements or on other debt securities then outstanding. We also may amend the provisions and limitations of our credit facilities from time to time without the consent of the holders of Notes.

We are controlled by one stockholder.

The interests of our sole stockholder may be in conflict with your interests as a holder of Notes. We are 100% owned by Noveon Holdings, Inc. As a result, Noveon Holdings, Inc. will be able to direct the election of the members of our board of directors and therefore direct our management and policies. Circumstances may occur in which the interests of Noveon Holdings, Inc., as an equity holder, could be in conflict with the interests of the holders of Notes. For example, Noveon Holdings, Inc. may have an interest in pursuing acquisitions, divestitures or other transactions that, in its judgment, could enhance its equity investment, even though those transactions might involve disproportionate risks to the holders of the Notes. The owners of our sole stockholder are engaged in numerous investment activities, some of which may be competitive with us. These owners will be entitled to maintain and pursue for their own account, opportunities which may be competitive with us and neither these owners, nor their nominees to our board of directors, will be obligated to present us with opportunities in which we may be interested.

We rely on suppliers of a variety of specialty and commodity chemicals in our manufacturing process.

We use a variety of specialty and commodity chemicals in our manufacturing processes. These raw materials are generally available from numerous independent suppliers. We typically purchase our major raw materials on a contract basis in order to insure that we receive minimum required volumes. Some of the raw materials that we use are derived from petrochemical-based feedstocks. There have been historical periods of rapid and significant movements in the prices of these feedstocks both upward and downward. We selectively pass changes in the prices of raw materials to our customers from time to time. We cannot always do so, however, and any limitation on our ability to pass through any price increases could have an adverse effect on our business, financial condition or results of operations.

Rising energy costs may result in increased operating expenses and reduced net income.

Energy costs have been very volatile in the past due to the increase in the cost of oil and natural gas and shortages of energy in various states, including Washington, where one of our manufacturing facilities is located. Our operating expenses could increase if these costs rise. If we cannot pass these costs on to our customers, our business, financial condition or results of operations may be adversely affected.

We have limited history as a stand-alone company, and we may not be successful as a stand-alone company.

Following the acquisition, we no longer have the right to use the Goodrich trademark and trade names. The sale of our products may have benefited from the use of the Goodrich trademark and trade names. The impact on our business and operations from our inability to use the Goodrich trademark and trade names cannot be fully predicted at this time and could have an adverse effect on our business, financial condition or results of operations.

We have potential environmental liabilities.

Our operations are subject to extensive environmental laws and regulations of foreign, federal, state, and local authorities, including those pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. We have incurred, and will continue to incur, costs and capital expenditures in complying with these laws and regulations. Any failure by us to comply with such laws and regulations could subject us to significant future liabilities.

Under the purchase agreement pursuant to which we purchased the Performance Materials segment of Goodrich, Goodrich is obligated to indemnify us for specific environmental liabilities. In the event that Goodrich fails to satisfy these indemnity obligations, we may bear the costs of these significant environmental liabilities relating to the operation of the business on or before the closing of the Acquisition. In addition, environmental laws are constantly evolving and it is impossible to predict accurately the effect that changes in these laws may have upon our capital expenditures, earnings or competitive position in the future. Should environmental laws become more stringent, the costs of compliance could increase. If we cannot pass along future costs to our customers, any increases may have an adverse effect on our business, financial condition or results of operations.

Our industry is highly competitive.

We compete with a wide variety of products materials and specialty chemicals manufacturers. Some of our competitors are larger, have greater financial resources and have less debt than we do. As a result, these competitors may be better able to withstand a change in conditions within our industry and throughout the economy as a whole. These competitors may also be able to maintain significantly greater operating and financial flexibility than we can. Additionally, a number of our niche product applications are customized or sold for highly specialized uses. Competitors that have greater financial, technological, manufacturing and marketing resources than we do and that do not currently market similar products may do so in the future. Increased competition could have an adverse effect on our business, financial condition or results of operations.

Our operations are conducted worldwide and our results of operations are subject to currency translation risk and currency transaction risk.

The financial condition and results of operations of each foreign operating subsidiary are reported in the relevant local currency and then translated to U.S. dollars at the applicable currency exchange rate for inclusion in our financial statements. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may do so in the future. For the year ended December 31, 2001, we generated approximately 27% of our sales in foreign currency, and we incurred approximately 24% of our total costs in foreign currency. Significant changes in the value of the Euro relative to the U.S. dollar could also have an adverse effect on our financial condition and results of operations and our ability to meet interest and principal payments on Euro-denominated debt, including borrowings under our new credit facilities, and U.S. dollar denominated debt, including the Notes and borrowings under the new credit facilities. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from the currency in which it receives revenues. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction and/or translation risks or that any volatility in currency exchange rates will not have an adverse effect on our financial condition or results of operations.

Our international operations are affected by global and regional conditions.

Our international operations are subject to risks, including currency exchange controls, labor unrest, regional economic uncertainty, political instability, restrictions on the transfer of funds into or out of a country, export duties and quotas, domestic and foreign customs and tariffs, and current and changing regulatory environments. These events could have an adverse effect on our international operations in the future by reducing the demand for our products, increasing the prices at which we can sell our products or otherwise having an adverse effect on our business, financial condition or results of operations.

We may be unable to respond effectively to technological changes in our industry.

Our future business success will depend upon our ability to maintain and enhance our technological capabilities, develop and market products and applications that meet changing customer needs and successfully anticipate or respond to technological changes on a cost-effective and timely basis. Our inability to anticipate, respond to or utilize changing technologies could have an adverse effect on our business, financial condition, results of operations, or cash flows.

Many of our customers are in cyclical industries.

Many of our customers are in industries and businesses that are cyclical in nature and sensitive to changes in general economic conditions. The demand for our products depends, in part, upon the general economic conditions of the industries of our customers. Downward economic cycles in our customers' industries may reduce sales of our products.

Our production facilities are subject to operating hazards.

We are dependent on the continued operation of our production facilities. These production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, remediation complications, chemical spills, discharges or releases of toxic or hazardous substances of gases, storage tank leaks and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental damage and could have an adverse effect on our business, financial condition or results of operations.

We are subject to litigation.

We are a defendant in numerous lawsuits that result from, and are incidental to, the conduct of our business. These suits concern issues including product liability, contract disputes, labor-related matters, patent infringement, environmental proceedings, property damage and personal injury matters. While it is not feasible to predict the outcome of all pending suits and claims, the ultimate resolution of these matters could have an adverse effect upon our business, financial condition, results of operations, or cash flows.

We rely on patents and confidentiality agreements to protect our intellectual property.

Protection of our proprietary processes, methods and compounds and other technology is important to our business. Consequently, we rely on judicial enforcement and protection of our patents. While a presumption of validity exists with respect to patents issued to us in U.S. and non-U.S. jurisdictions, we cannot assure you that any of our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot assure you that any pending patent application filed by us will result in an issued patent, or if patents are issued to us, that those patents will provide meaningful protection against competitors or against competitive technologies. We also rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, we cannot assure you that our confidentiality agreements will not be breached, that they will provide meaningful protection for our trade secrets or proprietary manufacturing expertise or that adequate remedies will be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, we cannot assure you that others will not obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have an adverse effect on our business, financial condition or results of operations.

We are subject to government regulation.

We are subject to regulation by many U.S. and non-U.S. supranational, national, federal, state and local governmental authorities. In some circumstances, before we may sell some of our products these authorities must approve these products, our manufacturing processes and facilities. We are also subject to ongoing reviews of our products and manufacturing processes.

In order to obtain regulatory approval of various new products, we must, among other things, demonstrate to the relevant authority that the product is safe and effective for its intended uses and that we are capable of manufacturing the product in accordance with current regulations. The process of seeking approvals can be costly, time consuming and subject to unanticipated and significant delays. There can be no assurance that approvals will be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products.

New laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, which could have an adverse effect on our business, financial condition, results of operations, or cash flows.

Our business strategy includes acquisitions and dispositions.

Our business strategy is based in part on our ability to acquire other specialty chemicals businesses or product lines and to divest some of our businesses. We do not know whether in the future we will be able to complete acquisitions or divestitures on acceptable terms, identify suitable businesses or product lines to acquire or successfully integrate acquired businesses. We compete with other potential buyers for the acquisition of other specialty chemicals businesses. This competition may result in fewer acquisition opportunities. If we cannot complete acquisitions or dispositions, our financial condition or results of operations may be adversely affected.

We may be adversely affected if we lose any member of our senior management team.

We are dependent on the services of our senior management team. The loss of any member of our senior management team could have an adverse effect on us.